FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	May 22, 2008

FORBES MEDI-TECH RESTRUCTURES BOARD BY REDUCING
NUMBER OF DIRECTORS FROM SIX TO FOUR

Greg Anderson Appointed as Director and Joe Dunne Named as Chair

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced that Greg Anderson was appointed to the Company’s Board of Directors and Dr. Joe Dunne was named as Chairman.  As approved at the Company’s Annual General Meeting (“AGM”), the current composition of Forbes’ Board is now fixed at four Directors and includes Dr. Joe Dunne, Nitin Kaushal, Greg Anderson, and Charles Butt.

“We are pleased to announce the naming of Joe Dunne as the new Chairman as well as the appointment of Greg Anderson to Forbes’ Board of Directors. With an extensive background in healthcare coming from Johnson & Johnson, along with his strong finance, strategic planning, and marketing skills, Greg will be an excellent addition to our Board,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

Greg Anderson recently completed a 31-year career with the Johnson & Johnson Corporation, retiring as Vice-President, Human Resources for Janssen-Ortho Inc. in December 2006. He served on the Board of Directors for 26 years with three Johnson & Johnson affiliate companies, namely Ortho Pharmaceutical (Canada) Ltd., Ortho-McNeil Inc., and finally Janssen-Ortho Inc. He was a key leader in the management of two successful mergers and the resultant re-organizations. Greg Anderson graduated with a B.A. from Queen’s University. He is also a Member of the Ontario Institute of Chartered Accountants.

“On behalf of the management team and current board members, I would also like to thank Don Buxton for his years of service as Chairman of the Board for Forbes, as well as Percy Skuy and Lily Yang for their contributions as Directors on our Board,” added Mr. Butt.

All other resolutions proposed in the Company’s information circular and voted upon at the AGM were approved including the appointment of the Auditors, the Company’s shareholder rights plan, and the share consolidation resolution.

About Forbes Medi-Tech

Forbes’ strategy and vision is to develop and market a portfolio of nutraceutical products, including functional foods and supplements, for the benefit of all consumers. An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer have given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), concerning the addition of Greg Anderson to the Board of Directors, and anticipated developments in the Company’s business. Forward-looking statements can be identified by forward-looking terminology such as “will be”, “strategy”, “vision”, “to develop”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital, which may not be available in a timely manner or at all; the Company’s reliance on a few existing customers for performance and its need for additional customers; the effect of competition; risks inherent in new product development; uncertainty regarding market acceptance of the Company’s products or those of its customers; unanticipated expenses and inability to control certain costs; intellectual property risks; the need for  regulatory approvals, which are not assured; product liability and insurance risks; manufacturing risks and the Company’s dependency on a single manufacturer for its supplies of Reducol™; exchange rate fluctuations and changes in the Company’s business strategy or plans.  For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.  Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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